The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333
Subject to Completion
Preliminary Prospectus Supplement dated June 19, 2006
to Prospectus dated June 14, 2006, as previously supplemented by
Preliminary Prospectus Supplement dated June 14, 2006

PROSPECTUS SUPPLEMENT
(To prospectus dated June 14, 2006)

      Shares

ALLEGHANY CORPORATION

     % Mandatory Convertible Preferred Stock

This Preliminary Prospectus Supplement supplements Alleghany Corporation’s Prospectus dated June 14, 2006, and supersedes and replaces in its entirety the last paragraph on page S-45 of the Preliminary Prospectus Supplement dated June 14, 2006 in the section captioned “Description of the Mandatory Convertible Preferred Stock — Anti-dilution Adjustments.” Such paragraph is hereby superseded and replaced in its entirety with the following paragraph:

In the event of (a) any consolidation or merger of us with or into another person (other than a merger or consolidation in which we are the surviving company and in which our Common Stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of us or another person), (b) any sale, transfer, lease or conveyance to another person of all or substantially all of our property and assets, (c) any reclassification of our Common Stock into securities other than our Common Stock, or (d) any statutory exchange of our securities with another person (other than in connection with a merger or acquisition) (herein referred to as “Reorganization Events”), each of the shares of our Preferred Stock outstanding immediately prior to such Reorganization Event will, without the consent of the holders of our Preferred Stock, become convertible into the kind and amount of securities, cash and other property receivable in such Reorganization Event (without interest thereon and without any right to dividends or distributions thereon which have a record date prior to the date such shares of Preferred Stock are actually converted) per share of Common Stock by a holder of our Common Stock that was not a counterparty to the Reorganization Event or an affiliate of such counterparty and that received the kind and amount of consideration received by the holders of the greatest number of shares of our Common Stock that have made an election, if any, as to the kind or amount of consideration receivable upon such Reorganization Event. Holders have the right to convert their Preferred Stock early in the event of certain cash mergers as described under “— Conversion upon Cash Acquisition; Cash Acquisition Dividend Make-Whole Amount” above.

This Preliminary Prospectus Supplement should be read in conjunction with the Prospectus dated June 14, 2006 and the Preliminary Prospectus Supplement dated June 14, 2006.

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Preliminary Prospectus Supplement dated June 14, 2006. All of the other portions of the Preliminary Prospectus Supplement dated June 14, 2006 remain unchanged.

The date of this prospectus supplement is June      , 2006.